

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2021

Yanming Liu
Chief Executive Officer
Venus Acquisition Corporation
477 Madison Avenue, 6th Floor
New York, NY 10022

> **Re: Venus Acquisition Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed February 2, 2021**
> **File No. 333-251507**

Dear Mr. Liu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 26, 2021 letter.

Form S-1/A filed February 2, 2021

Signatures, page II-5

1.   Please include the signature of your authorized representative in the United States. See Instruction 1 to Signatures to Form S-1.

Exhibits

2.   Please revise the legality opinion filed as exhibit 5.2 to opine on the units.

You may contact William Demarest at 202-551-3432 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Pamela Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction